

02007214

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Tennessee Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

530 Oak Court Drive, Suite 200
(No. and Street)

Memphis	Tennessee	38117
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Mann, President (901) 818-6010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name – *if individual, state last, first, middle name*)

100 Peabody Place, Suite 1100	Memphis,	Tennessee	38103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FIRST TENNESSEE BROKERAGE, INC.
OATH OR AFFIRMATION

I, Paul Mann, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of First Tennessee Brokerage, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.



Paul Mann

President

Subscribed and sworn to before me this 28TH day of February 2001


YVONIA A. FOSTER
NOTARY
PUBLIC
AT
LARGE
SHELBY CO., TN



Notary Public

This report contains (check all applicable items):

x	(a)	Facing Page
x	(b)	Statement of Financial Condition
x	(c)	Statement of Income
x	(d)	Statement of Shareholder's Equity
x	(e)	Statement of Cash Flows
(1)	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
x	(g)	Computation of Net Capital
(2)	(h)	Computation for Determination of Reserve Requirements Under Rule 15c3-3
(2)	(i)	Information Relating to Possession or Control Requirements Under Rule 15c3-3
(3)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3
(3)	(k)	A Reconciliation between the audited and unaudited balance sheet with respect to methods of consolidation
x	(l)	An Oath or Affirmation
x	(m)	Supplementary Report of Independent Public Accountants on Internal Control Structure

(1) See Note 8 included in Notes to Financial Statements.

(2) See Note 7 included in Notes to Financial Statements.

(3) A Reconciliation has not been included as there are no material reconciling items.


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholder of
First Tennessee Brokerage, Inc.:

We have audited the accompanying statement of financial condition of **FIRST TENNESSEE BROKERAGE, INC.** (the "Company", a Tennessee corporation and a wholly owned subsidiary of First Tennessee Bank National Association) as of December 31, 2001, and the related statements of income, shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Tennessee Brokerage, Inc. at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Memphis, Tennessee,
February 1, 2002.

FIRST TENNESSEE BROKERAGE, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2001

ASSETS

Cash and cash equivalents:	
Securities purchased under agreements to resell	$12,592,833
Cash and other cash equivalents	11,873,634
	24,466,467
Receivable from broker	454,178
Due from First Tennessee Bank National Association	293,381
Premium on purchased assets, net	1,249,826
Furniture, equipment, and leasehold improvements, net	817,037
Prepaid expenses and other assets	333,136
	$27,614,025

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 580,962
SHAREHOLDER'S EQUITY:	
Common stock, no par value, 2,000 shares authorized, issued and outstanding	25,000
Additional paid-in capital	5,000
Retained earnings	27,003,063
	27,033,063
	$27,614,025

The accompanying notes are an integral part of this statement.

FIRST TENNESSEE BROKERAGE, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Brokerage commissions	$14,499,249
Principal transactions	2,988,557
Mutual fund distribution fees	2,547,578
Interest income	707,148
Other income	669,049
	21,411,581
EXPENSES:	
Compensation and benefits	9,937,486
Clearing expenses	1,039,397
Operations services	755,863
Telephone and postage	700,398
Depreciation and amortization	570,152
Travel and entertainment	279,857
Professional fees	208,244
Other losses	18,096
Other operating expenses	579,689
	14,089,182
INCOME BEFORE INTERCOMPANY CHARGE IN LIEU OF INCOME TAXES	7,322,399
INTERCOMPANY CHARGE IN LIEU OF INCOME TAXES	2,864,134
NET INCOME	$ 4,458,265

The accompanying notes are an integral part of this statement.

FIRST TENNESSEE BROKERAGE, INC.

STATEMENT OF SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCE, December 31, 2000	2,000	$25,000	$5,000	$22,544,798	$22,574,798
Net income	-	-	-	4,458,265	4,458,265
BALANCE, December 31, 2001	**2,000**	**$25,000**	**$5,000**	**$27,003,063**	**$27,033,063**

The accompanying notes are an integral part of this statement.

FIRST TENNESSEE BROKERAGE, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 4,458,265
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	570,152
Deferred intercompany credit in lieu of income taxes	(52,653)
Changes in-	
Receivable from broker	(58,731)
Prepaid expenses and other assets	107,208
Accounts payable and accrued expenses	66,122
Due to/from First Tennessee Bank National Association, net	(374,049)
Net cash provided by operating activities	4,716,314
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of furniture, equipment, and leasehold improvements	(386,958)
Change in securities owned	11,542,601
Net cash provided by investing activities	11,155,643
INCREASE IN CASH AND CASH EQUIVALENTS DURING THE YEAR	15,871,957
CASH AND CASH EQUIVALENTS, beginning of year	8,594,510
CASH AND CASH EQUIVALENTS, end of year	$24,466,467

The accompanying notes are an integral part of this statement.

FIRST TENNESSEE BROKERAGE, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2001

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations

First Tennessee Brokerage, Inc. (the "Company"), a wholly owned subsidiary of First Tennessee Bank National Association ("FTBNA"), was formed for the purpose of providing securities brokerage services to FTBNA customers. Its ultimate parent company is First Tennessee National Corporation ("FTNC"). The Company is a member of the National Association of Securities Dealers, Inc. The Company clears customer transactions through National Financial Services Limited Liability Corporation ("NFS") and National Securities Clearing Corporation ("NSCC") on a fully disclosed basis. The Company has agreed to indemnify NFS and NSCC for any losses related to the Company's customers' accounts. FTBNA has guaranteed the Company's performance of its obligations to NFS and NSCC.

Recent Accounting Pronouncements

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. This statement did not materially impact the Company's financial position or results of operations.

Statement of Cash Flows

The Company considers cash on hand and in demand accounts and highly-liquid investments with original maturities of three months or less to be cash equivalents. The Company paid $2,925,333 in intercompany charges in lieu of income taxes during the year ended December 31, 2001.

Securities Transactions

The Company provides brokerage services to customers for securities transactions including purchases and sales of equity securities, mutual funds and fixed and variable annuities. Commission revenues and clearing expenses related to customer securities transactions for equity securities and mutual funds are recorded on a trade date basis. Commission revenues related to sales of annuities are recorded in the period when earned, upon the completion of contractually-required rescission periods.

Revenues from principal transactions represent net gains and losses realized on principal trading activity related to commercial paper and government and government agency debt securities. Such gains and losses are recorded on a trade date basis.

In addition to upfront sales commissions, the Company receives certain sales fees, or distribution fees, from various mutual funds pursuant to rule 12b-1 of the Investment Company Act of 1940 to compensate the Company, as a registered distributor of the mutual funds' shares, for assisting the funds in selling and distributing the shares. These mutual fund distribution fees are recognized over the period when earned.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consists of office furniture and fixtures, computer and other electronic data processing equipment and leasehold improvements. Depreciation expense for furniture, fixtures and computer equipment is computed over estimated useful lives of three to ten years using the straight-line method. Leasehold improvements are amortized using the straight-line method over the lease periods or estimated useful lives, whichever is shorter.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. PREMIUM ON PURCHASED ASSETS

In 1997, the Company purchased the future commission and fee income related to prior mutual fund and annuity sales (the "Sales") transacted by the Company with James Mitchell & Company (formerly, the Company's mutual fund and annuity sales clearing broker) for $2,200,000. The premium is being amortized using an accelerated method over fifteen years. This premium is included in the accompanying statement of financial condition as Premium on Purchased Assets, net of $950,174 in accumulated amortization.

3. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements consists of the following:

Office furniture and fixtures	$ 1,034,156
Computers and equipment	701,360
Leasehold improvements	350,983
Furniture, fixtures and equipment, at cost	2,086,499
Accumulated depreciation and amortization	(1,269,462)
Furniture, fixtures and equipment, net	$ 817,037

4. INCOME TAXES

The Company calculates its income tax provision under the terms of a tax sharing arrangement with FTNC, with whom it files a consolidated tax return. For federal income taxes, the Company provides intercompany charges or credits in lieu of income taxes equal to the income taxes which would be provided by the Company on a stand-alone basis. During the current year, for state income taxes, the Company changed its policy to also provide for intercompany charges or credits in lieu of income taxes based on the Company's income before such charges or credits and the applicable state tax rate, adjusted by the combined apportionment factor which would be required if the Company filed on a stand-alone basis. Certain tax benefits not otherwise recognizable on a stand-alone basis may be recognized to the extent they may be utilized by the consolidated group. The 2001 intercompany charge in lieu of income taxes of $2,864,134 consists of $2,422,365 and $441,769 current federal and state taxes, respectively, and $(52,653) of deferred taxes. At December 31, 2001, $293,381 was due from FTBNA for overpayment of income taxes and is reflected in the Company's accompanying statement of financial condition as a component of Due from First Tennessee Bank National Association.

The difference between the intercompany charge and the amount that results from applying the statutory federal income tax rate of 35% to income before the intercompany charge in lieu of income taxes is principally a result of an intercompany charge for state income taxes.

4. INCOME TAXES (Continued)

Deferred income taxes are provided for the tax effect of certain temporary differences, primarily representing fixed asset depreciation, prepaid pension expense and amortization of premium on purchased assets.

5. TRANSACTIONS WITH RELATED PARTIES

FTBNA provides the Company certain accounting, administrative, audit and legal functions at no charge. Additionally, during 2001, FTBNA provided certain financial planning and advisory services to the Company's customers at no charge. These customers are also customers of FTBNA.

The Company's cash and cash equivalents, including money market mutual funds, overnight reverse repurchase agreements (securities purchased under agreements to resell) and non-interest bearing checking accounts, are held with or managed by FTBNA and its affiliates. Interest income earned during 2001 related to these investments was approximately $281,000. The Company leases office space from FTBNA, on which the Company paid approximately $59,000 during 2001. Also during 2001, the Company paid approximately $264,000 to FTBNA for computer software and related expenses, which are included as a component of operations services on the statement of income, and paid approximately $362,000 to FTBNA for telephone and related charges, which are included as a component of telephone and postage on the statement of income.

Employees of the Company participate in certain benefit programs sponsored by FTBNA, including a defined benefit pension plan, a contributory savings plan, and a post-retirement medical plan, as well as medical and group life insurance plans. A portion of the cost of these benefit programs has been allocated to the Company based upon the number of employees, salary levels and other relevant measures. The total allocated cost of these benefit programs was approximately $512,000 in 2001.

Certain employees of the Company also receive non-qualified stock options issued by FTNC. The effect of these transactions is not reflected in the Company's financial statements.

6. NET CAPITAL REQUIREMENTS

The Company is subject to Uniform Net Capital Requirements pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934. Under this rule, minimum net capital of $250,000 must be maintained and aggregate indebtedness may not exceed 15 times net capital, as defined. At December 31, 2001, the Company's net capital, as defined was $11,133,830 which was $10,883,830 greater than its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .07 to 1.

7. EXEMPTIVE PROVISION UNDER RULE 15c3-3

The Company clears all customer transactions through NFS and NSCC on a fully disclosed basis and does not maintain customer accounts or securities. Therefore, the Company is exempt from filing the supplemental schedules of "Information Relating to Possession or Control Requirements" and "Computation for Determination of Reserve Requirements."

8. CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

During the year ended December 31, 2001, there were no liabilities subordinated to the claims of general creditors. Accordingly, the Company is exempt from filing this supplemental schedule.

9. COMMITMENTS AND CONTINGENCIES

The Company, in the ordinary course of operations, is subject to various pending or threatened legal actions. Management believes that any ultimate liability arising from these actions will not have a material adverse effect on the financial statements of the Company.

SCHEDULE I

FIRST TENNESSEE BROKERAGE, INC.

COMPUTATION OF NET CAPITAL

AS OF DECEMBER 31, 2001

Total shareholder's equity	$27,033,063
Less non-allowable assets	15,659,181
Net capital, before haircut on securities	11,373,882
Less haircut on securities	240,052
Net capital, as defined	11,133,830
Net capital required	250,000
Excess net capital	$10,883,830

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001):

Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$11,075,728
Difference primarily due to error in intercompany allocation of state income taxes	58,102
Net capital per above	$11,133,830

Note: The above information is in agreement in all material respects with the unaudited FOCUS Report Part IIA filed by the Company as of December 31, 2001.


ANDERSEN

SUPPLEMENTAL REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL CONTROL STRUCTURE

To the Board of Directors and Shareholder of
First Tennessee Brokerage, Inc.:

In planning and performing our audit of the financial statements and supplemental computation of net capital of First Tennessee Brokerage, Inc. (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in (i) making quarterly securities examinations, counts, verifications, and comparisons; (ii) recordation of differences required by rule 17a-13; and (iii) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Arthur Andersen LLP

Memphis, Tennessee,
February 1, 2002.